October 24, 2022

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Kyle Wiley Mitchell Austin Laura Veator Stephen Krikorian Division of Corporation Finance

Re:	Tiga Acquisition Corp. Amendment No. 6 to Registration Statement on Form S-4 Filed October 24, 2022 File No. 333-264902

Ladies and Gentlemen:

Reference is made to Amendment No. 6 to the Registration Statement on Form S-4 filed with the Securities and Exchange Commission (the “Commission”) by Tiga Acquisition Corp. (the “Registrant”) on October 24, 2022 (the “Amendment No. 6”). The Registrant has revised Amendment No. 5 to the Registration Statement on Form S-4 filed with the Commission by the Registrant on October 19, 2022 to update for (i) the status of the CFIUS review of the Business Combination and (ii) the inclusion of SV Investments II in the SV Consolidation, and the Registrant is concurrently filing Amendment No. 6 with this letter, which reflects these revisions and updates certain other information. Unless otherwise indicated, capitalized terms used herein have the same meanings assigned to them in Amendment No. 6.

In the Registrant’s response dated October 6, 2022 to the comments provided by the staff of the Commission in its comment letter dated September 30, 2022 with respect to Amendment No. 2 to the Registration Statement on Form S-4 filed with the Commission by the Registrant on September 15, 2022, the Registrant indicated that, in the event that the newly formed entity defined as “SV Investments II” is formed and merged into Grindr the Registrant would provide a prospectus supplement with historical financial statements of SV Investments II and its consolidated subsidiaries. However, the Registrant has determined that no such financial statements should be required in this context as the SV Investments II formation occurred after the date of the historical financial statements included in the Registration Statement.  As such, rather than providing a supplemental prospectus with historical financial statements of SV Investments II, the Registrant is disclosing in Amendment No. 6 in Note 12 “Subsequent Events” to the condensed consolidated financial statements for the six months ended June 30, 2022 of San Vicente Offshore Holdings (Cayman) Limited that this shell entity was formed on October 14, 2022 and SV Investments (as defined on page 6 of Amendment No. 6) subscribed to shares in SV Investments II in exchange for its ownership interests of San Vicente Offshore Holdings (Cayman) Limited on October 21, 2022.

The creation of SV Investments II and subscription in shares in SV Investments II in exchange for ownership interests of San Vicente Offshore Holdings (Cayman) Limited is a common control transaction. SV Investments II and San Vicente Offshore Holdings (Cayman) Limited have a common parent, SV Investments, since their inception dates. As a shell company, SV Investments II has no other assets, liabilities or activities of its own. The transfer of San Vicente Offshore Holdings (Cayman) Limited ownership interests to SV Investments II is accounted for by SV Investments II on October 21, 2022, when the transfer was effective. The historical periods presented in the registration statement continue to be those of San Vicente Offshore Holdings (Cayman) Limited as SV Investments II did not exist until the fourth quarter of 2022. The above is also disclosed in Amendment No. 6 in Note 12 “Subsequent Events” to the condensed consolidated financial statements for the six months ended June 30, 2022 of San Vicente Offshore Holdings (Cayman) Limited.

As a result of the transfer of the San Vicente Offshore Holdings (Cayman) Limited ownership interests to SV Investments II, SV Investments II became a parent to the San Vicente Entities and together with the San Vicente Entities will be merged with and into Grindr as part of the SV Consolidation described in Amendment No. 6. The SV Consolidation will continue to be accounted for prospectively as a contribution of assets and liabilities between entities under common control and will not result in a change in reporting entity requiring retrospective restatement.

We hope the foregoing has adequately explained the new disclosure in Note 12 “Subsequent Events” to the condensed consolidated financial statements for the six-months ended June 30, 2022 of San Vicente Offshore Holdings (Cayman) Limited, but if you have any questions, please contact Rod Miller at (212) 530-5022.

Sincerely,

/s/ Rod Miller

Rod Miller

cc:	Raymond G. Zage III, Tiga Acquisition Corp. Bill Shafton, Grindr Group LLC Gary Hsueh, Grindr Group LLC David H. Zemans, Milbank LLP Garth Osterman, Cooley LLP David Peinsipp, Cooley LLP